UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )1

JAKKS PACIFIC, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47012E403

(CUSIP Number)

May 9, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This Schedule 13G is filed by the reporting person and amends, supplements and replaces in its entirety the initial Schedule 13D filed with the Commission on January 25, 2023 (the “Schedule 13D”) by the reporting person, relating to shares of Common Stock of JAKKS Pacific, Inc. (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by the reporting person relating to the Common Stock of the Issuer. In accordance with Rule 13d-1(h), the reporting person determined to again report the reporting person’s beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G. As described herein, the reporting person no longer holds more than 20% of the Common Stock of the Issuer.

CUSIP No. 47012E403

1.	Names of Reporting Persons Lawrence I. Rosen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 1,906,901

		6.	Shared Voting Power

		7.	Sole Dispositive Power 1,906,901

		8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,906,901

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 19.92%[1]

12.	Type of Reporting Person (See Instructions) IN - Individual

1 Based upon 9,569,903 shares of the Issuer’s Common Stock outstanding as of March 16, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2022.

2

Preliminary Statement

This Schedule 13G is filed by the reporting person and amends, supplements and replaces in its entirety the initial Schedule 13D filed with the Commission on January 26, 2023 (the “Schedule 13D”) by the reporting person, relating to shares of Common Stock of JAKKS Pacific, Inc. (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by the reporting person relating to the Common Stock of the Issuer and was filed because the reporting person cross the 20% beneficial ownership threshold. In accordance with Rule 13d-1(h), the reporting person determined to again report the reporting person’s beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G. As described herein, the reporting person no longer holds more than 20% of the Common Stock of the Issuer.

Item 1.
	(a)	Name of Issuer JAKKS PACIFIC, INC.
	(b)	Address of Issuer’s Principal Executive Offices 2951 28TH STREET SANTA MONICA, CA 90405

Item 2.
	(a)	Name of Person Filing Lawrence I. Rosen (“Mr. Rosen”)
	(b)	Address of Principal Business Office or, if none, Residence The principal business address of Mr. Rosen is 1578 Sussex Turnpike (Bldg. 5), Randolph, NJ 07869.
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 47012E403

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

3

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,906,901
(b)

Percent of class:

19.92%

Based upon 9,569,903 shares of the Issuer’s Common Stock outstanding as of March 16, 2022, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2022.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,906,901
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 1,906,901
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group
4

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 26, 2023
Date
/s/ Lawrence I. Rosen
Signature
Lawrence I. Rosen
Name

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
5